THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to what action to take, you are recommended to consult an appropriate independent adviser.

If you have sold or transferred all of your registered holding of Ordinary Shares or American Depositary Shares of Reuters Group PLC, please forward this document and the accompanying documents to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

REUTERS GROUP PLC

extraordinary general meeting
to be held on 24 April 2001

to approve the Discretionary Share Option Plan, amendments to the Long Term Incentive Plan, the adoption of an All Employee Share Ownership Plan, and consequential amendments to other Reuters employee share ownership plans

Notice of an extraordinary general meeting of Reuters Group PLC to be held at Gibson Hall, 13 Bishopsgate, London EC2M 4QB on Tuesday 24 April 2001 at 11.45 a.m., or as soon thereafter as the annual general meeting convened for that date shall have terminated, is set out at the end of this document.

Holders of Ordinary Shares should complete proxy forms for use at this meeting and return them as soon as possible. To be valid, proxy forms must arrive no later than 11.45 a.m. (London time) on 22 April 2001. Holders of American Depositary Shares should complete voting instruction cards in relation to the voting rights attached to the Ordinary Shares represented by their American Depositary Shares and return such forms as soon as possible and in any event to arrive no later than 3.00 p.m. (New York time) on 18 April 2001.

Reuters Group PLC Sir Christopher Hogg Chairman	14 March 2001

To the holders of Ordinary Shares, the Founders Share and American Depositary Shares

Dear Shareholder

I am writing to explain the proposals which are to be put to shareholders of Reuters Group PLC (“Reuters” or “the company”) at an extraordinary general meeting to be held on Tuesday 24 April 2001, immediately following the annual general meeting convened for that date.

In summary, this letter sets out the business of the meeting and other relevant matters, namely:

1 approval of an international discretionary share option plan (“DSOP”) and a French sub-plan thereto;

2 approval of amendments to the company’s Long Term Incentive Plan (“LTIP”);

3 approval of a new all employee share ownership plan (“AESOP”);

4 approval of amendments to the limits on the issue of new shares in the company’s 1997 International SAYE plan (“the 1997 SAYE Plan”) and in relation to its two employee share ownership trusts (“ESOTs”); and

5 details of the company’s policy on share retention.

The basis and rationale for the proposed plans and the related amendments are set out below. Reuters intends to continue its practice of providing full disclosure about the company’s share plans in its Annual Report so that shareholders can monitor how the company is operating them.

Background
Reuters has for many years been global in its scope. In recent years the global market place, particularly in the hi-tech, internet and media sectors, has become increasingly competitive and increasingly volatile. Part of Reuters corporate strategy to meet these challenges is to operate its overall business with a view to thriving in both bull and bear markets and distinguishing itself from competitors by providing shareholders with an investment return through maintained dividend and share price. The Group’s remuneration strategy is intended to support and reinforce these corporate objectives by taking an integrated approach to performance as measured by each of share price, dividend and earnings and striking a balance between the encouragement of the continued development of the Group’s core businesses and its new ventures.

Reuters competes with multinational and local businesses to attract and retain staff at all levels. Despite the recent downturn for many new economy companies, it continues to be difficult to recruit and retain good quality staff without an ongoing share option plan. Internationally, share options remain the most widely used and most readily understood form of share incentive. As part of the continuing process of maintaining competitive remuneration and encouraging employees at all levels to have a stake in the company, the Board and Remuneration Committee consider that it is appropriate to ask shareholders to support the adoption of two new share plans. These are: (i) the DSOP which is an international share option plan designed to operate flexibly to deliver incentives to a range of employees, including directors, and (ii) the AESOP which is an all employee share ownership plan designed to comply with the broad framework prescribed by the UK legislation introduced in 2000, but capable of international extension.

In addition, the Remuneration Committee wishes to alter the proportion of fixed remuneration to variable remuneration for the executive directors and senior management group so that a greater part of their remuneration is variable and dependent on the company’s performance.

Reuters Group PLC Registered office 85 Fleet Street London EC4P 4AJ Registered in England No. 3296375

2 Reuters Group PLC

Since 1993 executive directors and selected senior executives have participated in the LTIP and, since 1995, other executives and selected employees have participated in the Performance Related Share Plan (the “PRSP”). The number of Reuters shares released under these plans is based upon Reuters total shareholder return (“TSR”) over a three-year period as compared to the TSR of other companies in the FTSE 100. Following a review of both plans, Reuters has concluded that, although the approach under these plans is still appropriate, the company must also be able to offer long term benefits which are in line with competitor practice in the United States of America and elsewhere and which give a greater opportunity for gearing. The intention is that the LTIP will continue but that it will be operated in conjunction with the DSOP. The employee population which previously participated in the PRSP will be reduced from a current level of around 900 to approximately 150. This latter population will in future participate in the LTIP, but on slightly different terms from the executive directors. Operation of PRSP will be discontinued for the time being.

1	DISCRETIONARY SHARE OPTION PLAN

Operation of the DSOP
The DSOP was adopted by the Board in October 2000 on terms that options could not be granted to executive directors or over new issue shares unless and until shareholder consent was obtained. The DSOP is administered by the Plan Committee (a committee appointed by the Board). It is intended that the DSOP will be used in the future in three main ways as follows:

(1) In conjunction with the LTIP for executive directors
DSOP options will be granted to executive directors each year with the grant being phased, normally in two tranches during the year in line with current best practice. Annual LTIP awards will also normally be made to them.

The DSOP options will be subject to a performance target which will be set by the Remuneration Committee. In setting the performance target the Remuneration Committee will have regard to the state of the market and the fact that the LTIP awards will continue to provide a comparative TSR target. The Remuneration Committee will also take account of the recommendation contained in the joint guidance note of the Association of British Insurers (“ABI”) and the National Association of Pension Funds, namely, that the objectives of performance targets should be to produce significant and sustained improvement in the underlying financial performance of the company.

Initially it is intended that for executive directors, options will be granted with a target requiring the average growth in the company’s normalised earnings per share (“EPS”) over a three-year period from the date of grant to exceed the growth in the Retail Price Index (“RPI”) by 3% per annum. Options can first be exercised on the third anniversary of grant, but only if the percentage of EPS growth over that three-year period exceeds the percentage growth in RPI by more than 9%. If that target is not met, the period over which performance is measured will be extended to four years and options can only be exercised if EPS growth over that period exceeds RPI by more than 12%. If that further target is not achieved the performance period will be extended again to five years with a requirement for EPS growth over that period to exceed RPI by 15% in order for options to become exercisable. The options will lapse if these targets are not met by the end of the fifth year from grant. The combination of LTIP and DSOP awards therefore provide an incentive which requires real earnings growth, share price growth and comparative out-performance by Reuters of its peer group in TSR terms.

(2) In conjunction with the LTIP for other senior management and for stand alone awards
DSOP options will be made to approximately 150 selected senior executives who receive LTIP awards. The LTIP awards will have the same three year comparative TSR target as the LTIP awards which executive directors receive. DSOP awards will also be made to employees who do not receive LTIP awards but for whom an equity incentive is appropriate. These participants will be selected by the Plan Committee from nominations received from local management. The selection will be based on agreed criteria such as individual performance, role, skills and potential. It is envisaged that approximately 4,000 Reuters employees each year will receive these stand alone DSOP options.

The Plan Committee will also decide each year how the number of shares to be placed under option to the selected senior executives and other employees will be computed e.g. by reference to salary, job grade, or a combination. The criteria selected will then normally be applied consistently to all such DSOP options granted in that year. It is not intended to impose performance criteria for the exercise of these categories of DSOP options, but the options will become exercisable (“vesting”) on a phased basis over a number of years from grant. The total annual value of shares over which DSOP options are granted to senior executives and other employees is likely to be equivalent to approximately 50% of their aggregate

Reuters Group PLC 3

salaries. The first awards of options were made in December 2000 in most jurisdictions, and in March 2001 in those jurisdictions where a December 2000 grant was not practicable. Vesting of these options is at 25% per year over a four-year period from the date of grant.

(3) Other DSOP grants
The other way in which the DSOP may be used is to provide incentives to employees in selected Reuters subsidiaries and business units which are intended to be retained within the Group and not separately listed, but which are competing with hi-tech and new economy companies for both business and staff. Since options are increasingly an expected and necessary part of a competitive remuneration package for employees working within such businesses DSOP options will be used to assist with recruitment and retention by providing an incentive to increase the value of Reuters through increases in value of the relevant subsidiaries and business units. Options granted in these circumstances will normally be subject to performance criteria linked to the performance of the relevant business.

The rules of the DSOP allow the Board to make modifications or to create sub-plans to the DSOP to accommodate local variations in tax or regulatory treatment. Such modified arrangements must fall within the overall objectives and spirit of the DSOP. For example, a sub-plan to operate in France in order to give the potential for corporate social security advantages and employee tax and social security advantages is proposed.

Summaries of the DSOP and the French Sub-Plan are set out in Part I of the Appendix.

Source of shares for the DSOP
The intention is that the shares to be used for the DSOP will partly be made available from new issued shares subject to receiving shareholder approval, and partly by purchased shares. The overall limit on new issue shares to be used in aggregate for the Reuters plans, including the DSOP, but not including Plan 2000 and its related sub-plans (“Plan 2000”) because Plan 2000 was a one off plan which operated to deal with issues specific to year 2000, is 10% over 10 years. The existing Reuters Employee Share Ownership Trusts (“ESOTs”) may also purchase shares sufficient, when aggregated with their unallocated shares, to satisfy option exercises. The ESOTs may also subscribe for shares in the company provided such subscription would not cause a breach of the limits in the company’s various share plans. The amount of shares to be used for the DSOP in the first year of its operation is likely to be in the order of 12 million shares amounting to some 0.85 per cent of the company’s share capital.

2	AMENDMENTS TO THE LTIP

The participants under the LTIP are the executive directors of the company and other selected senior executives. As mentioned the next level of management, currently around 150 worldwide who would previously have participated in PRSP, will now participate in the LTIP instead. Six amendments to the LTIP requiring the consent of shareholders are proposed:

Limit on individual LTIP awards
The LTIP currently has a limit of 100% of salary applying to the initial value of shares which can be subject to an individual LTIP award. This limit has been in operation since the LTIP was introduced in 1993. The extent of equity incentives in the high-tech, internet and media sectors has increased materially since then and equity incentives and other “at risk” remuneration form an ever increasing proportion of total remuneration in competitor companies. In addition Reuters major competitors are US based companies whose equity incentives, in contrast both to the LTIP and the proposed awards under DSOP to executive directors, do not have performance criteria at all.

In order to provide an overall package which is broadly comparable with those in similar companies, the Remuneration Committee considers it appropriate to remove the limit. Grants under the LTIP will be considered in conjunction with those under the DSOP. When making grants under the LTIP (and related DSOP options) and in considering the appropriate annual allocation between the two types of award the Remuneration Committee will take account of the competitive environment globally and particularly within Europe and the US, including appropriate levels of pay at risk, the state of the market as well as the seniority, position, experience and location of the relevant DSOP/LTIP participant. In relation to the annual grant policy, it is expected that for at least the first two years of operation the average value of the shares subject to LTIP and DSOP awards for the executive directors (excluding the Chief Executive) at date of grant will be approximately equal to 100% salary in LTIP awards and 250% salary in DSOP options. The Chief Executive’s grants are expected to be around three times the size of those for the other executive directors. For the other 150 or so participants in the LTIP the average value

4 Reuters Group PLC

of shares subject to LTIP and DSOP awards is likely to be, on average, around 50% of salary in LTIP awards and 75% of salary in DSOP options.

Amendment to the overall limit contained in the LTIP
The LTIP incorporates the limit in the company’s ESOTs whereby no more than 5% of the company’s issued share capital can, in aggregate, be held by the trustee at any one time. In consequence of the proposed change to the limits in ESOT No.II referred to later in this letter, the LTIP rules will be modified to refer to the new ESOTs limit of 10%.

Amendment to the holding period provisions
The LTIP currently provides that once a participant’s award has vested in accordance with the performance criteria there is a further holding period of, normally, two years before the vested shares can be transferred. In consequence of the extension of the LTIP to selected senior management who previously participated in PRSP under which there was no holding requirement, it is proposed to modify these provisions. The holding period will continue to apply to the awards made to executive directors of the company but will not normally be imposed for awards made on or after 24 April 2001 to other LTIP participants.

Timing of LTIP awards
The LTIP rules currently provide that awards cannot be made for a financial year after 30 June in that year. In circumstances where either an appointment to the Board or senior management team is made after that date this means that no LTIP award can be made to that executive until the following year. This creates potential difficulties and it is proposed that this restriction be removed. It is however the intention that the LTIP awards will normally be made in February each year as has historically been the case.

Closer alignment of LTIP awards with shareholders’ entitlements
The original objective of the LTIP was to align more closely the interests of senior executives and shareholders. The position of an LTIP participant, however, differs from that of a shareholder because an LTIP participant is not entitled to dividends on vested shares prior to the shares being transferred to him or her. Historically there has been a two year holding period between vesting and transfer. To address this discrepancy an amendment is proposed, which will apply to LTIP awards made after 24 April 2001 to executive directors of the company and to any other LTIP participants whose award is made subject to a holding period whereby, in addition to the vested shares, these LTIP participants will receive additional shares equivalent to the gross dividends they would have received had their vested shares been held in their own names during the period between 1 January in the year of vesting and the date on which the vested shares can first be transferred to them. These notional dividends will be treated as having been reinvested in shares at market value on the relevant dividend payment dates and such shares will be transferred to a participant when the rest of his or her vested shares are transferred.

Transfer of LTIP awards
LTIP awards are not currently transferable other than to a deceased participant’s personal representatives. It is proposed that although LTIP awards will in the majority of cases continue to be non transferable, the Remuneration Committee should have discretion in exceptional cases to agree that a particular award can be transferred, for example to a participant’s family trust. Before giving such agreement however the Remuneration Committee will wish to satisfy itself as to the objectives of the transfer, the identity of the transferee and the terms on which such a transfer will be permitted.

Other modifications to the LTIP
A number of other amendments, which do not need shareholder consent, have recently been made to the LTIP. The material amendments are as follows.

Reuter Group PLC 5

The TSR performance condition has, since 1997, provided that vesting, ranging from 100% to 2.5%, will take place if Reuters comparative TSR performance against the FTSE 100 is in the range of 1st place to 66th place. This will be changed for LTIP awards made after 24 April 2001 to provide that no vesting will occur if Reuters is ranked at or below 51st place.

In consequence of a change in the law in 2000 relating to employer’s secondary national insurance liability in respect of certain types of share awards made to UK resident individuals, the LTIP has been modified to provide a facility for the LTIP awards to be made subject to a condition that the participant pays the employer’s national insurance contributions due in respect of the award.

3	ALL EMPLOYEE SHARE OPTION PLAN (AESOP)

The company seeks an enabling authority for the approval and adoption by the company of a new AESOP. The intention is for the plan to be in a form capable of approval by the Inland Revenue as an AESOP in relation to its operation for employees in the United Kingdom in order to benefit from tax-favoured treatment. The Plan would, however, include the necessary flexibility to enable it to be extended internationally having removed Inland Revenue specific elements as appropriate.

If the Board chooses to establish and implement an AESOP, it will be operated and administered by a Committee (“the AESOP Committee”) appointed by the Board in conjunction with an employee trust for UK participants and either that AESOP trust or another vehicle in its operation outside the UK (“together the AESOP Trust”). The AESOP will provide the opportunity for employees to acquire company shares and the facility for the company to award free matching shares to employees who acquire shares. The AESOP will also provide the opportunity for the company to award free shares to employees. At the AESOP Committee’s discretion, the free shares awarded for any year may depend on the achievement of specified performance targets. Awards may be satisfied either by the issue of new Reuters shares or by market purchases by the AESOP Trust.

The AESOP will encourage long-term employee ownership because free and matching share awards must generally be kept in the AESOP for at least three years and they may be forfeited if any employee leaves in certain circumstances. AESOP awards enjoy tax-favoured treatment in the United Kingdom if shares are retained in the AESOP for the required period.

A decision on whether, and if so how, to operate the AESOP has not yet been taken, nor has its interaction with the company’s 1997 SAYE Plan been decided. There is no immediate intention to operate the AESOP, but in view of the potential tax and national insurance advantages in the United Kingdom as well as the additional flexibility that such a Plan might give, it is considered that the facility to operate the AESOP may assist further in relation to the company’s wish to continue to align the interests of employees with shareholders. This facility may be of particular assistance in relation to non UK locations where some difficulties in operating a longer term share acquisition plan such as the SAYE can arise, particularly in relation to exchange rate fluctuations.

A summary of the principal terms of the AESOP is set out in Part II of the Appendix.

4	SCHEME LIMITS

Reuters has two international SAYE plans under which shares may be issued to employees. No further grants can be made under the earlier, 1994 SAYE plan, although employees still hold subsisting rights under it and no change is to be made to the limit in it. The 1997 SAYE Plan is the current plan which is operated. The 1997 SAYE Plan provides that the number of new issue shares over which options can be granted under it, when aggregated with shares issued or issuable under the company’s other employee share schemes in any 10 year period, cannot exceed 10% of the company’s share capital. It is proposed to modify this limit in the 1997 SAYE Plan in order to leave shares issued or issuable under Plan 2000 out of account.

The company has two ESOTS. The beneficiaries of ESOT I include employees other than executive directors. The beneficiaries of ESOT II include all employees including executive directors. There are no limits on the number of shares in the company which can be held at any one time in ESOT I. ESOT II provides that it cannot hold at any one time a number of shares which, when aggregated with the shares held by ESOT I, exceeds 5% of the company’s issued share capital. It is proposed to increase this limit to 10% to deal with the relatively unlikely situation that a large number of outstanding

6 Reuter Group PLC

options and other rights are all exercised or vest at the same time. It is not however intended that a level of shareholding in excess of 5% would, in aggregate, be held by the ESOTs for more than a short period.

In addition the terms of ESOT II provide that its trustee cannot subscribe for shares in the company if the number of shares issued or issuable under all the company’s employee share schemes in a 10 year period would exceed 10% of the company’s issued share capital, or if the number of shares issued or issuable under all the company’s executive share schemes in a 10 year period would exceed 5% of the company’s issued share capital. It is proposed to modify the 10% in 10 year limit so as to exclude shares issued or issuable under Plan 2000 from the limit and to remove the 5% in 10 year limit.

5	THE COMPANY POLICY ON SHARE RETENTION

The company is proposing to introduce a new policy to encourage directors and senior employees to continue to hold Reuters shares in the longer term. As far as possible, the company wants them to identify in economic terms with shareholders. To further this the Board will be consolidating this objective into a formal policy. The policy will not require shareholder consent but the Board and the Remuneration Committee would like shareholders to be aware of it.

Directors and selected members of senior management will be expected under the policy to acquire and retain shares in the company which have a value deemed equivalent to 200% of base salary in the case of directors of the company and 100% for the other employees. Individuals will be expected to achieve the required level of shareholding within five years of becoming subject to the policy.

Compliance with the policy will be a material factor for the Remuneration Committee when assessing whether or not it is appropriate for awards under the LTIP and DSOP to be made and the size of those awards. If an individual does not comply, his future awards will normally be reduced or will not be made at all.

Action to be taken
Holders of Ordinary Shares will find enclosed a proxy form for use in connection with the extraordinary general meeting. Whether or not you intend to be present at the meeting, you are requested to complete and return the proxy form as soon as possible and, in any event, so that it is received by the UK Registrars not later than 11.45 a.m. on 22 April 2001. The completion and return of the proxy form will not preclude holders of Ordinary Shares from attending the meeting and voting in person, should they wish to do so.

Holders of American Depositary Shares will find enclosed a voting instruction card issued by Morgan Guaranty Trust Company of New York, as Depositary (“the US Depositary”), for use in connection with the extraordinary general meeting, which they are requested to complete and return as soon as possible and, in any event, so that it is received by the US Depositary not later than 3.00 p.m. (New York time) on 18 April 2001.

Recommendation
Your Board has considered the above proposals (the executive directors declaring an interest and refraining from voting). It believes that all of the proposals are positive steps and would like shareholders to give their support. Accordingly, your directors (excluding the executive directors) recommend that shareholders vote (or instruct the US Depositary to vote) in favour of the resolutions to be proposed at the extraordinary general meeting to be held on Tuesday 24 April 2001, as the directors (excluding the executive directors) intend to do in respect of the Ordinary Shares beneficially owned by them.

Yours sincerely

/s/ Chris Hogg

Sir Christopher Hogg
Chairman

Reuters Group PLC 7

APPENDIX

PART I. Summary of the Reuters Group PLC Discretionary Share Option Plan (“the DSOP”) and French sub-plan thereto

1 Operation of the DSOP
The DSOP will be operated and administered by a committee appointed by the Board (“the Plan Committee”). The DSOP Rules provide that grants of options to all eligible employees other than the executive directors will be determined by the Plan Committee. Grants to executive directors will be determined by the Remuneration Committee.

2 Eligibility
All employees who are employed by a group company which is a participating company for the purposes of the Plan will normally be eligible to participate unless under notice or subject to disciplinary proceedings. The majority of the companies in the group will be participating companies. The Plan Committee has discretion to select the eligible employees to whom it will recommend that options be granted. Normally this will take account of nominations received from management based on selection criteria specified by the Plan Committee. Executive directors will only be permitted to participate at the discretion of the Remuneration Committee and are not able to participate in the Plan until it has been approved by shareholders.

3 Grant Policy
For awards to be made to executive directors of the company, the Remuneration Committee will specify the terms and value or number of shares to be granted.

For most other option grants the Plan Committee will determine for each year in which the Plan is to be operated, the terms on which options are to be granted and the maximum number or value of shares which can be granted to any individual employee. The Plan Committee will determine the number of options to be granted to the selected participants by reference to salary, job grade or some combination of these. The criteria to be used for a particular financial year will then normally be applied to the other options granted in that financial year so that all options are granted on the basis of similar terms to all eligible employees. The Plan Committee may change the criteria from year to year.

Other grants under the DSOP may also be made to provide incentives to employees in selected subsidiaries and business units. These grants will normally be performance related.

4 Grant of Options
Options may be granted for each year of operation to executive directors and eligible employees at any time when it is permitted in accordance with the Model Code. The intention is to grant options in two separate tranches in each financial year.

No payment will be required for the grant of an option. The exercise price per share under each option will not be less than the market value per share, determined from the average closing mid market value on the three dealing days immediately prior to the grant of options. Options granted to an executive director or employee resident in the United Kingdom will normally be granted subject to a condition that the option holder agrees to elect to pay the secondary (employer’s) national insurance contributions due in respect of the option. An option holder may renounce an option that has been granted to him if he does so within 90 days of grant. Options are not normally transferable and any attempt to transfer will normally cause the option to lapse. This does not prevent the personal representatives of the deceased option holder from exercising an option within a year of death.

Options may be either options to subscribe for new shares to be issued by the company or options to purchase shares from the existing Reuters Employee Share Ownership Trusts (ESOTs). Options may be granted either by the company or by the trustee of the ESOTs. Where the options are granted by the ESOTs, the company may grant the ESOTs a corresponding option to subscribe for new shares or the ESOTs may purchase the necessary shares in the market. No payment will be required for the grant of an option to the ESOT.

5 Plan Limits
The number of new ordinary shares in respect of which options may be granted under the Plan, when added to the number of new ordinary shares allocated in the previous ten years under any other employee share scheme of the company (other than Plan 2000), shall not exceed 10% of the equity share capital of the company. For the purposes of the above limits, shares are allocated under option schemes when the option is granted and under other schemes when the shares are issued. Options which lapse, by reason of non exercise or otherwise, cease to count.

No options will be granted more than 10 years after the date on which options are first granted under the Plan.

6 Exercise of Options
Options granted to executive directors of the company will be subject to performance criteria imposed by the Remuneration Committee.

Other options will normally vest and become exercisable in accordance with a specified vesting schedule by option holders who have been employed with Reuters for the period from grant to vesting. For the initial grant of options made in December 2000 and March 2001, vesting is 25% per year over a four year period from the date of grant. The Plan Committee is able to impose different objective conditions for options to become exercisable.

Options will be exercisable in whole or in part after vesting and not later than 10 years after grant (seven years for options granted prior to April 2001) or such shorter period as may be specified at the time of grant, and normally only for so long as the option holder remains employed in the Group. The following special rules apply on termination of employment:

8 Reuters Group PLC

•	if the option holder dies (whether before or after vesting), exercise will be permitted in the 12 months following death;

•	if the employment ends before vesting by reason of ill health, disability, redundancy, or retirement, or, at the discretion of the Plan Committee, for any other reason (except serious misconduct) not mentioned above, exercise is permitted to take place in the 12 months following cessation of employment; and

•	if the employment ends after vesting for any reason (except death or dismissal for misconduct) exercise will be permitted in the following six months.

Except as stated above, options will lapse if the option holder ceases to be employed by the Group.

The exercise of options will also normally be permitted (whether before or after vesting) in the event of a change of control, a reorganisation, an amalgamation, or a voluntary winding up of the company. In the event of a change of control of the company, option holders may normally surrender their options in return for substitute options over shares in the acquiring company if the acquiring company offers this facility to existing option holders. If options are not exercised or surrendered for new options (if applicable) within the relevant period, they will lapse.

7 Shares
The shares for the purposes of the Plan will be fully paid Ordinary Shares in the company. The ESOTs may satisfy an option granted by the company and conversely the company can satisfy an option granted by the ESOTs. The company will apply for a listing of the shares acquired on the exercise of the options if they are already not so listed. Shares obtained on the exercise of an option will rank pari passu with other shares of the same class save for any rights determined by a reference to a record date preceding the date of allotment.

8 Variation of Share Capital
On a variation of share capital of the company or in such other circumstances as the Board considers appropriate, the number of shares subject to any option and the exercise price of the share may be adjusted by the Board in such manner as the company’s auditors confirm to be fair and reasonable so that the aggregate amount payable on the exercise of an option in full is not increased.

9 Amendments
The Board may make amendments to the Plan (including the creation of separate sub-plans) as may be necessary or desirable to obtain or maintain favourable tax, exchange control, or regulatory treatment for option holders or for any company in the Group. The Plan Committee may, at its discretion, provide that designated employees receive awards that entitle them to a cash payment calculated by reference to the difference between the exercise price of an option over a number of notional shares and the market value of shares on the date of exercise. However, this power will normally only be used where there is a regulatory, taxation, social security or exchange control reason why it is considered impractical to grant options over actual shares.

Except as described above or for non-material amendments designed to ease the administration of the Plan, no amendment which is to the advantage of Plan participants may be made to the provisions dealing with eligibility, individual or Plan limits, the terms of options or the adjustment of options without prior approval of the company in general meeting.

10 Benefits — Non Pensionable
The rights of an employee under the terms of his or her office or employment will not be affected by participation in the Plan, and the benefits under the Plan will not form part of his or her pensionable remuneration.

11 Summary of the Rules of the French Sub-Plan to the DSOP
The French Sub-Plan is on substantially the same terms as the DSOP except for the provisions set out below which vary the DSOP rules to the extent necessary to allow the DSOP to be a qualifying plan for French social security and tax purposes.

The exercise price for options under the French Sub-Plan will not be less than the higher of the average closing mid market share price on the three dealing days prior to the date of grant and 80% of the average closing mid market share price on the 20 dealing days prior to the date of grant.

Options under the French Sub-Plan will not be made within the period of 20 dealing days after either the payment of a dividend by the company or the issue of company shares pursuant to a rights issue or rights offer.

Options under the French Sub-Plan cannot be made to any employee or director of the company or its subsidiaries who holds, or has the right to acquire, in excess of 10% of the company’s issued share capital.

On the death of an option holder the option may only be exercised within the period of six months after the death.

PART II. Summary of the Principal Terms of the All-Employee Share Ownership Plan (“the AESOP”)

Introduction
The purpose of the AESOP is to provide employees with Reuters shares to give them a continuing stake in the company. Under the AESOP:

(a)	participants may enter into an agreement to allocate from their salary up to an overall limit of £125 a month for up to 12 months to buy company shares (“Partnership Shares”).

(b)	the company may match the Partnership Shares acquired with free shares (“Matching Shares”). Whether the company will match Partnership Shares and the matching ratio (which may not exceed two Matching Shares

Reuters Group PLC 9

APPENDIX continued

for each Partnership Share) will be announced when an invitation is made.

(c)	as a separate opportunity from Partnership and Matching Shares, the company may award up to £3,000 of free shares (“Free Shares”) to each eligible employee in an income tax year. The award of Free Shares can be dependent on individual, business unit or corporate performance.

Within the framework of the rules of the AESOP summarised below, the Plan Committee (“the Committee”) will determine in advance of each AESOP plan year whether a Partnership Share invitation will be made, and if so, whether the company will offer Matching Shares, whether an award of Free Shares will be made, and the terms of that invitation and those awards.

Participation
All UK resident and ordinarily resident employees and full time directors of the company and its subsidiaries who have completed a specified period of continuous service are eligible to participate in the AESOP. Employees and directors who are resident elsewhere may also participate on the same or broadly similar terms if so selected by the Committee. The specified service period must not for UK employees exceed 12 months and must be the same for all UK employees although it may be amended from time to time by the Committee.

Partnership Share Allocations for UK Employees
For each period (not exceeding 12 months) (the “accumulation period”) that the Committee determines that Partnership Share agreements will be offered, UK employees may choose to allocate up to a specified amount (not exceeding £125 per month or 10% of taxable salary if less) of their salary for the purchase of company shares. Payment will be made by way of monthly payroll deductions to the Trustees of the company’s All-Employee Share Ownership Plan Trust. There will be one opportunity only to enter into a Partnership Share agreement each year.

An employee may stop and restart deductions from salary at any time during the accumulation period by giving notice to the Trustees who are holding Partnership Share money on a participant’s behalf. If employees withdraw from the AESOP before Partnership Shares have been bought, their accumulated salary will be paid to them by the Trustees after deduction of PAYE and NIC. There is no obligation on the Trustees to provide for the Partnership Share money to earn interest. Within 30 days of the end of each accumulation period, the Trustees will purchase Partnership Shares on behalf of the Participants, or appropriate shares already held by the Trust to participants, as applicable. The number of Partnership Shares received by a participant is determined by reference to the lower of their market value at the beginning and end of the accumulation period.

When Partnership Shares are acquired on behalf of an employee, they may be withdrawn from the AESOP at any time on payment of the appropriate PAYE and NIC.

Matching Shares for UK Employees
The Committee may decide in its discretion to offer Matching Shares to UK participants who purchase Partnership Shares, the ratio not to exceed two Matching Shares for each Partnership Share. The Matching Share ratio will be notified to employees before they enter into a Partnership Share agreement. In respect of any offer of Matching Shares the Committee may exercise its discretion to decide that if a participant:

(a)	withdraws his Partnership Shares from the AESOP during a period not to exceed three years; and/or

(b)	ceases to work for the Group during a specified period not to exceed three years from the date of the share award the Matching shares will be forfeited.

In addition, the Committee may decide that any offer of Matching Shares be subject to a holding period in excess of the three year minimum but not to exceed five years.

Free Share Awards for UK Employees
Each year at the discretion of the Committee an award of free shares may be offered to all eligible UK employees. No employee may receive an award of more than £3,000 in any income tax year. The Committee will determine in respect of each award whether that award is:

(a)	to be dependent on the achievement of performance targets.

(b)	to be subject to a holding period during which time the Free Shares must be held in the AESOP unless the participant’s employment ceases, when his or her shares must be withdrawn. A holding period must not be less than three years or exceed five years but otherwise is to be determined by the Committee.

(c)	to be subject to forfeiture provisions such that participants will forfeit their shares if their employment ceases for a reason other than death, injury, disability, redundancy or retirement. Shares must be offered on similar terms that will vary only in accordance with remuneration and/or length of service except as specified below. For any award of Free Shares that the Committee determines will depend on the achievement of performance targets, the Committee will notify participants before the beginning of the relevant measurement period whether Method 1 or Method 2 will apply:

i.	and in the case of Method 1:

1.	the percentage, not to exceed 80, of the shares awarded which will be performance-related provided that the highest performance award to any employee cannot be more than four times greater than the highest award made to any employee on a similar terms basis, and

2.	the performance target applicable to that employee, which must relate to business results or another objective measure.

10 Reuters Group PLC

ii.	and in the case of Method 2:

1.	the percentage of shares which may be awarded by reference to performance, which may be up to 100%;

2.	the performance unit that the employee is a member of; and

3.	the performance target for that performance unit, and for all other performance units.

In addition, in the case of Method 2, all performance targets must be equally capable of achievement.

Reinvestment of Dividends for UK Employees
The AESOP provides that all dividends in respect of a UK participant’s shares held in the AESOP be applied in acquiring further shares on his or her behalf provided that the amount so applied may not exceed £500, £1,000 and £1,500 in the first, second and third or subsequent AESOP years respectively. The holding period during which, generally, dividend shares must remain in the AESOP is three years.

Retention Period for UK Employees
Once Free and Matching and Dividend Shares have been allocated to a participant the shares will be retained in the AESOP by the Trustees on behalf of the participant, subject to any forfeiture and/or holding period provisions. Partnership Shares may be withdrawn from the AESOP at any time.

Share Acquisitions for UK Employees
The Trustees may either subscribe for or purchase shares for the purpose of providing Partnership Shares and Dividend Shares and for awards of Free and Matching Shares. Any shares subscribed will rank equally with all other shares then in issue.

Whilst a participant’s shares remain held by the Trustees, he or she will be the beneficial owner and will be entitled to receive dividends and, through the Trustees, to vote, to participate in rights and capitalisation issues and to elect to receive scrip dividends in substantially the same way as other shareholders.

AESOP Limits
In any ten year period, the aggregate number of new shares which may be issued under the AESOP and any other Reuters employees’ share scheme (other than Plan 2000) may not exceed 10% of the issued ordinary share capital of the company.

AESOP Benefits Not Pensionable
Basic salary before Partnership Share savings deductions will be pensionable. Any benefits under the AESOP will not be taken into account for the pension entitlements of any participant.

Admission to Listing and Terms of Issue
Application will be made to the London Stock Exchange at the appropriate time for admission to the Official List of any new shares issued under the AESOP. Any shares allotted will rank equally with all other issued shares of the company save that if the shares are allotted after the record date for a dividend, rights issue or other distribution, the shares will not be entitled to participate in the relevant dividend, rights issue or other distribution.

Amendments
With the prior approval of the Inland Revenue the Board of Directors may at any time alter or add to the rules of the AESOP or the terms of any award made under it. However, any provisions relating to:

(a)	the persons to whom shares are provided under the AESOP;

(b)	the limitations on the number or amount of shares subject to the AESOP;

(c)	the maximum entitlement of any one participant under the AESOP;

(d)	the basis of determining a participant’s entitlement to shares or the adjustment thereof in the event of a capitalisation issue, rights issue sub-division or consolidation of shares or reduction of capital or on any other variation of capital;

cannot be altered to the advantage of existing or future participants without the prior consent of the shareholders of the company in general meeting (expect as specified below and save for other minor amendments to benefit the administration of the AESOP and any amendments to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants, the company or any subsidiary).

Sub-Plans
The Board may create separate sub-plans to the AESOP in relation to its operation outside the United Kingdom as may be necessary or desirable to obtain or maintain favourable tax, exchange control or regulation treatment for participants or for any company in the Group. In addition any such sub-plan may diverge from the terms specified above in any one or more of the following ways:

(a)	participants may enter into agreements to allocate from their salary up to an overall limit specified by the Committee which may be greater than £125 per month;

(b)	the payroll deductions may be made to the AESOP trustees or to the Reuters ESOTs or to any other vehicle appropriate to deal with the same;

(c)	non UK employees who enter into a partnership share agreement shall only be permitted to withdraw from the same as from the beginning of the next accumulation period (if any) or, as the case may be, on giving such period of notice as shall be specified by the Committee;

(d)	when partnership shares are acquired on behalf of an employee they can only be withdrawn from the AESOP or its relevant sub-plan on giving such period of notice as shall be specified by the Committee;

(e)	if free share awards are made, any performance conditions shall be as specified by the Committee and do not need to comply with Method 1 or Method 2 prescribed for the UK operation of the Plan.

Reuters Group PLC 11

NOTICE OF EXTRAORDINARY GENERAL MEETING

Notice is hereby given that an extraordinary general meeting of Reuters Group PLC will be held at Gibson Hall, 13 Bishopsgate London EC2M 4QB on Tuesday 24 April 2001 at 11.45 a.m., or as soon thereafter as the annual general meeting convened for that date shall have been terminated, for the purpose of considering and, if thought fit, passing the following ordinary resolutions.

Ordinary Resolutions
That:

1.	Reuters Discretionary Share Option Plan (“the DSOP”), and the French Sub-Plan thereto summaries of which are contained in the Appendix (“the Appendix”) to the Chairman’s letter of 14 March 2001, and the draft rules of which are produced to this meeting and which for the purposes of identification have been signed by the Chairman, be and are hereby approved.

2.	The amendments highlighted on the Rules of the Long Term Incentive Plan (“LTIP”) produced to this meeting and which for the purposes of identification have been signed by the Chairman, be and are hereby approved and the directors be authorised to do everything necessary to adopt such amendments.

3.	Reuters All Employee Share Ownership Plan (“AESOP”) a summary of which is contained in the Appendix and the draft rules of which are produced to this meeting and which for the purposes of identification have been signed by the Chairman, be and are hereby approved and the directors be authorised to do everything necessary to obtain the approval of the Board of Inland Revenue to the AESOP.

4.	That the amendments to the Reuters International SAYE Plan 1997 (“the 1997 SAYE Plan”) highlighted on the rules of the 1997 SAYE Plan produced to this meeting and which for the purposes of identification have been signed by the Chairman be and are hereby approved and the directors be authorised to do everything necessary to adopt such amendments.

5.	That the amendments to the Reuters Employee Share Ownership Trust Number II (“ESOT No. II”) highlighted on the copy of the ESOT No II trust deed produced to this meeting and which for the purpose of identification has been signed by the Chairman be and are hereby approved and the directors and the trustees of ESOT No. II be authorised to do everything necessary to adopt such amendments.

Rosemary Martin, Company Secretary 14 March 2001

Notes:

1.	Any member entitled to attend and vote at this meeting is entitled to appoint a proxy or proxies to attend and, on a poll, vote in his stead. A proxy need not be a member of the company. A form of proxy is enclosed which shareholders are invited to complete and return in accordance with the instructions on it. The lodging of a form of proxy will not prevent the member from attending the meeting and voting in person.

2.	Copies of the rules of the DSOP and the French Sub-Plan thereto, the AESOP, the SAYE Plan, the LTIP, and the ESOT No. II trust deed, with the proposed amendments highlighted are available for inspection at the company’s registered office, and at the office of the US Depositary at 60 Wall Street, New York, New York 10260, United States of America, during normal business hours on weekdays (excluding Saturdays and public holidays) from the date of this notice until close of business on 24 April 2001 and will also be available for inspection at the place of the meeting for at least 15 minutes before and during the meeting.

3.	Only those shareholders registered in the register of members of the company as at 11.45 a.m. on 22 April 2001 or, in the event that this meeting is adjourned, in the register of members 48 hours before the time of any adjourned meeting shall be entitled to attend or to vote at this meeting in respect of the number of shares registered in their name at that time. Changes to entries on the relevant register of members after 11.45 a.m. on 22 April 2001 or, in the event that this meeting is adjourned, in the register of members 48 hours before the time of any adjourned meeting shall be disregarded in determining the rights of any person to attend or vote at the meeting.

4.	The directors of the company reserve the right up to the time of the extraordinary general meeting on 24 April 2001 to make such amendments and additions to the rules of the DSOP and the French Sub-Plan thereto, the AESOP, the LTIP, the 1997 SAYE Plan and the ESOT No. II trust deed as they may consider necessary or desirable, provided that such amendments and additions do not conflict in any material respect with the summaries and other details contained in the circular to members of the company dated 14 March 2001.

12 Reuters Group PLC